Item 77Q1a - Copies of any material amendments to the registrant's charter or by-laws

AMENDMENT #6
TO THE BY-LAWS
OF
FEDERATED TOTAL RETURN GOVERNMENT BOND FUND
Effective September 21, 2004

Insert the following into Article II, Power and Duties of Trustees and Officers and renumber
Section 11 as Section 12:
Section 11.  Chief Compliance Officer.  The Chief Compliance
 Officer shall be
responsible for administering the Trust's policies and procedures approved by the
Board under Rule 38a-1 of the Investment Company Act of
1940, as amended.
Notwithstanding any other provision of these By-Laws, the designation, removal and compensation of Chief Compliance Officer are subject to Rule 38a-1 under the Investment Company Act of 1940, as amended.